United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GLOBAL BRASS AND COPPER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35938	06-1826563
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

475 N. Martingale Road Suite 1050 Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

Scott B. Hamilton

General Counsel

(847) 240-4700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Global Brass and Copper Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015. Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

The Company’s primary line of business is the production of copper and copper-based alloys and fabricated products made from copper and copper-based alloys. Some of the products fabricated or produced by the Company either (i) contain small amounts of tin as a component of the alloy or (ii) are plated with tin or gold for functional reasons. For certain of the Company’s products, tin is an alloy agent necessary to produce those products and achieve the particular properties required of those alloys. Both tin and gold are considered Conflict Minerals under the Rule.

The vast majority of tin used in the Company’s manufacturing operations is sourced through scrap. However, a small amount of tin used to manufacture alloys, and the tin and gold used in plating operations, are indirectly sourced from smelters by purchases through brokers or dealers.

As required by the Rule, the Company has conducted a good faith, reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals used in its products to determine whether any such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country and/or whether any of the Conflict Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Conflict Minerals.

The Company’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 hereto and can be found on its website at www.gbcholdings.com.

Item 1.02 Exhibit

The Company’s Conflict Minerals report for the year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report dated May 26, 2016 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GLOBAL BRASS AND COPPER HOLDINGS, INC.

By:	/s/ John J. Wasz
John J. Wasz
Chief Executive Officer

Date: May 26, 2016

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report dated May 26, 2016.